Phizzle, Inc



ANNUAL REPORT

943 Howard Street

San Francisco, CA 94103

(415) 613-3396

https://www.phizzle.com/

This Annual Report is dated March 6, 2023.

BUSINESS

Phizzle, Inc is a corporation organized under the laws of the state of Delaware. Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments.

Cancer drug production is a highly regulated process to ensure drug safety and efficacy. Validating that a drug is safely manufactured requires data from a variety of lab instruments monitoring production. Nearly all of the data from these instruments is an island in itself- with separate data protocols independent of the laboratory information management system (LIMS). We generate revenue by harmonizing this disparate, heterogeneous data onto a single UI operated from a cloud. We reduce human error and increase productivity so much so that we are able to contract directly with the world's largest drug producers.

Phizzle's cloud-native, microservices-based software platform offers world-leading pharmaceutical enterprises a solution to upgrade existing equipment, so they can produce life-saving medications with improved safety, compliance, and cost-efficiency.

Using our FDA-compliant system, drug companies are able to automate operations and enable optimized workflows, while also ensuring data integrity and minimizing the potential for human error. We believe ours is the first scalable platform of its kind targeting an entire ecosystem of devices waiting to be digitized across a landscape of laboratories worldwide.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,177,500.00
Use of proceeds: Software development and operations.
Date: August 26, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results - 2022 vs. 2021

• Circumstances which led to the performance of financial statements:
Throughout fiscal years 2021 and 2022 the Company continued investment in development of its technology and delivery of support and maintenance services in a long term pilot project with Merck & Co.("Merck) that concluded in July 2022. Revenues during this period were defined by pre-determined milestones that were achieved at irregular intervals dependent on the complexity of the individual milestones. In August 2022, Merck and the Company agreed three commercial contacts providing for the licensing of the Company's software and maintenance and support of such software. During the pilot program, additional personnel were hired to provide development, support and maintenance services.
Revenue
Revenue for fiscal year 2021 was $869,326 compared to $479,933 in fiscal year 2022.
The decrease in revenues from fiscal year 2021 to fiscal year 2022 was the result of timing issues on Milestone payments due the Company pursuant to a long term pilot project with a Fortune 75 company.
Cost of sales
Cost of Sales for fiscal year 2021 was $507,569 compared to $762,584 in fiscal year 2022.
The increase in cost of goods sold from fiscal year 2021 to fiscal year 2022 was the result of the Company having to hire dedicated contractors to support and maintain the Company's technology operating in the Merck laboratories and increased server usage costs at Amazon Web Services.
Gross margins
Gross margins for fiscal year 2021 were $361,758 compared to $(282,651) in fiscal year 2022.
The decrease in gross margins from fiscal year 2021 to fiscal year 2022 was due to decreased revenue resulting from payment timing issues and increased cost of goods sold resulting from

the need to hire support and maintenance contractors and increased server usage at Amazon Web Services.

Expenses

Expenses for fiscal year 2021 were $3,073,108 compared to $2,809,833 in fiscal year 2022. The decrease in expenses from fiscal year 2021 to fiscal year 2022 was due to decreased sales and marketing expenses and general administrative expenses partially offset by increases in marketing and engineering, research and development costs.

• Historical results and cash flows:

The Company is currently in the revenue growth stage having successfully completed a 1.5-year pilot program with Merck testing the viability of the Company's technology that digitizes the scientific instrument data in drug manufacturing laboratories. A Master License and Services Agreement was executed with Merck in August 2022. The Company continues research and development of its technology across additional scientific instruments and delivering additional solutions integral to the drug manufacturing process. Revenues are expected to grow in both the near and long term as our software is licensed for and deployed on additional scientific instruments. However, we are of the opinion that cash flows will remain negative for the foreseeable future as the Company continues research and development investment and expands its sales, support and maintenance teams. Past cash was primarily generated through achievement of pilot program milestones; providing support and maintenance services; and equity and debt investments made by our historical investor group. Our goal is to be at least cash flow neutral by end of 2023.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $414,334.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt

Creditor: SBA Loan
Amount Owed: $150,000.00
Interest Rate: 3.75%
Maturity Date: July 22, 2050

Creditor: Farnam Street Equipment Lease
Amount Owed: $270,000.00
Interest Rate: 0.0%
Maturity Date: October 01, 2019

Creditor: 2022 Convertible Notes (Existing Investors)
Amount Owed: $1,177,500.00
Interest Rate: 15.0%
Maturity Date: December 31, 2023
Conversion rights to Series B-3 Preferred upon earlier of maturity or Asset Transfer or Acquisition (as defined in the Company's Amended and Restated Certificate of Incorporation; Conversion Right upon Qualified Financing of preferred stock providing not less than $3,000,000 net proceeds to the Company to new preferred equity securities at 40% discount to lowest price

per share paid for the new preferred equity securities. First Priority Liquidation Preference.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Ben Davis III

Ben Davis III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder
Dates of Service: August, 2005 - Present
Responsibilities: Create, manage and execute the overall strategy for Phizzle. Salary: $160,000 per annum, plus healthcare benefits. Equity: Common Stock, Common Stock Options and Series B-3 Preferred Stock amounting to approximately 5.38% of the Company's equity on a fully diluted basis. Mr. Davis also sits on the board of Boys Hope Girls Hope.

Position: Director
Dates of Service: August, 2005 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Name: Stephen Peary

Stephen Peary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer
Dates of Service: November, 2010 - Present
Responsibilities: Overseeing financial performance of the Company while ensuring capital adequacy. Also responsible for Human Resource and Insurance functions. Salary: $140,000 per annum, plus healthcare benefits and Common Stock Options amounting to approximately 1.54% of the Company's equity on a fully diluted basis. Mr. Peary sits on the board of NCIRE, the Veterans Health Research Institute, a joint venture between UCSF and and the San Francisco VA. He also sits on the board of Vantage West Credit Union and chairs the Governance Committee.

Position: General Counsel
Dates of Service: April, 2011 - Present
Responsibilities: Negotiation and management of customer contracts, insurance matters and

employee relations; Legal compliance; Compliance with corporate governance.

Name: Ryan Brady

Ryan Brady's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: September, 2013 - Present
Responsibilities: Responsible for pharma scientific device lab in Denver. I am also responsible for a wide range of high level technical requirements, including architecture, infrastructure, and new technology evaluations. Salary: $180,000 per annum, plus healthcare benefits (1) Equity: Common Stock Options amounting to approximately 2.31% of the Company's equity on a fully diluted basis.

Name: Mark Krentzman

Mark Krentzman's current primary role is with Norman Rockwell Museum. Mark Krentzman currently services up to 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January, 2011 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. $15/hour compensation for up to 30 hours per week, plus healthcare benefits.

Other business experience in the past three years:

Employer: Norman Rockwell Museum
Title: Trustee Emeritus
Dates of Service: October, 2013 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

Employer: Northeastern University
Title: Corporator Emeritas
Dates of Service: January, 2001 - Present

Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

Employer: Jones & Vining
Title: Owner
Dates of Service: January, 2001 - January, 2019
Responsibilities: Mr. Krentzman has served as Executive Chairman of Jones and Veining an international shoe component manufacturer with operations in the USA, China, Vietnam, Thailand and Indonesia.

Name: Edwin Lau

Edwin Lau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2013 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. Mr. Lau has also authored numerous patents.

Position: Acting President
Dates of Service: July, 2021 - Present
Responsibilities: Oversees technology development and support and maintenance groups. $6,000 per month for technical consulting services.

Other business experience in the past three years:

Employer: Fifth Floor Venture Partners
Title: Co-Founder and Managing Director
Dates of Service: August, 2018 - Present
Responsibilities: Fifth Floor Venture Partners is the uniquely specialized platform to invest in US & European startups in Sustainability connecting them to Asia strategic partners. Drawing on extensive venture investing experience and deep operational expertise to capture untapped opportunities, which result from support and focus gaps of the current venture capital ecosystem.

Other business experience in the past three years:

Employer: ICCP Venture Partners

Title: Managing Director
Dates of Service: July, 2005 - July, 2022
Responsibilities: ICCP Venture Partners is a top quartile venture capital firm. Its transpacific investment strategy invests in US technology companies (largely in Silicon Valley) who have Asia in their roadmap or business plan, such as needs for contract manufacturing, customer acquisition, strategic investor identification, software development, outsourced services, etc. With offices in the Silicon Valley and Manila, ICCP Venture Partners unlocks additional value for its portfolio companies by helping navigate the multi-cultural business and social environments in Asia to identify and work with the best business partners.

Name: James Whims

James Whims's current primary role is with Alsop Louie Partners. James Whims currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April, 2011 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: Alsop Louie Partners
Title: Partner
Dates of Service: January, 2009 - Present
Responsibilities: Responsibilities included evaluating new investment opportunities, performing due diligence on those opportunities, monitoring investments in the companies in which we invested, including sitting on the boards of directors for some of those companies.

Name: Thomas Toy

Thomas Toy's current primary role is with Startup Capital Ventures. Thomas Toy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2013 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: Startup Capital Ventures
Title: Managing Director
Dates of Service: July, 2005 - Present
Responsibilities: Responsibilities included evaluating new investment opportunities, performing due diligence on those opportunities, monitoring investments in the companies in which we invested, including sitting on the boards of directors for some of those companies.

Name: William Valtos

William Valtos's current primary role is with Tao Corporation. William Valtos currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2020 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: ICCP SBI Venture Partners
Title: Senior Managing Director
Dates of Service: January, 2019 - March, 2020
Responsibilities: Responsible for venture capital fund practice in Philippines and US.

Other business experience in the past three years:

Employer: Investment & Capital Corporation of The Philippines
Title: Chief Executive Officer
Dates of Service: January, 2019 - March, 2020
Responsibilities: Responsible for licensed investment bank in The Philippines

Other business experience in the past three years:

Employer: Fiduciary Asset Management Pte. Ltd.
Title: Non-resident Director of Singapore-based Exempt Asset Manager
Dates of Service: January, 2019 - March, 2020
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on

established procedures.

Other business experience in the past three years:

Employer: Tao Corporation
Title: Advisor to the Chairman
Dates of Service: February, 2021 - Present
Responsibilities: Responsible for Strategic Planning and provide Financial Advice

Name: Ronald Ricci

Ronald Ricci's current primary role is with Transparency Imperative. Ronald Ricci currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman, Board of Directors
Dates of Service: August, 2019 - Present
Responsibilities: Overseeing meetings of the Board of Directors; Supervising, mentoring and managing company executives; Overseeing board of directors meetings; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: Cisco Systems
Title: Vice President, Customer Experience Services
Dates of Service: July, 2000 - September, 2019
Responsibilities: I learned more about real-world execution in this bottoms-up sales ops role than any other in my career, working with a team of engineers and innovators to deliver more than 2 million demonstrations of Cisco solutions to customers.

Other business experience in the past three years:

Employer: Transparency Imperative
Title: Founder and CEO
Dates of Service: October, 2020 - Present
Responsibilities: We believe employee engagement is upside-down - instead of measuring how engaged employees are, we measure how engaged leaders and managers are. It's our mission to help employers turn transparency into trust with an easy, affordable, and always-on solution. Award-winning; Research-based; SaaS-delivered; More than a thousand organizations reviewed.

Other business experience in the past three years:

Employer: Bill Wilson Center

Title: President of Board of Directors
Dates of Service: January, 2006 - Present
Responsibilities: Board president.

Other business experience in the past three years:

Employer: Anonomatic
Title: Advisor
Dates of Service: July, 2021 - Present
Responsibilities: Anonomatic's mission is to make PII data privacy secure, simple and cost effective. We created the PII Vault solution to allow data scientists, technologists, researchers and others to safely process and share data without the risk of exposing personally identifiable information (PII).

Name: Michael Patrick

Michael Patrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Innovation Officer
Dates of Service: August, 2008 - Present
Responsibilities: Michael started with Phizzle in 2008 and brings decades of experience to the team in innovation design, development, and integration of high availability real-time systems. Prior to Phizzle, Michael developed mission/life-critical software in commercial, military, and space-based platforms for companies such as Boeing and BAE Systems. Michael's broad and extensive expertise in implementing high performance solutions has been key to Phizzle's software and forms the core engine of Phizzle's IoT solution. In his spare time Michael is a mentor for a FIRST robotics team where he brings his passion for engineering, science and robotics to high school students. Michael received a BS in Electrical and Computer Engineering from SUNY Buffalo in 1983.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: SERIES A Preferred Stock

Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 15,804,460
Percent of class: 17.98

Title of class: SERIES B Preferred Stock
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 3,736,920
Percent of class: 17.98

Title of class: SERIES B-2 Preferred Stock
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 5,020,662
Percent of class: 17.98

Title of class: SERIES B-2 Preferred Stock Warrants
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 249,128
Percent of class: 17.98

Title of class: SERIES B Preferred Stock
Stockholder Name: Pacific Synergies IV, L.P.
Amount and nature of Beneficial ownership: 8,719,481
Percent of class: 10.07

Title of class: SERIES B-2 Preferred Stock
Stockholder Name: Pacific Synergies IV, L.P.
Amount and nature of Beneficial ownership: 5,032,508
Percent of class: 10.07

Title of class: SERIES B Preferred Stock
Stockholder Name: NTT Finance 2007 L.P.
Amount and nature of Beneficial ownership: 8,719,481
Percent of class: 6.38

Title of class: Common Stock
Stockholder Name: Whims 2020 Separate Property Trust
Amount and nature of Beneficial ownership: 500,000
Percent of class: 6.81

Title of class: SERIES B-2 Preferred Stock
Stockholder Name: Whims 2020 Separate Property Trust
Amount and nature of Beneficial ownership: 4,285,183
Percent of class: 6.81

Title of class: SERIES B-3 Preferred Stock
Stockholder Name: Whims 2020 Separate Property Trust
Amount and nature of Beneficial ownership: 4,525,531
Percent of class: 6.81

Title of class: SERIES B-2 Preferred Stock Warrants
Stockholder Name: Whims 2020 Separate Property Trust
Amount and nature of Beneficial ownership: 781,017
Percent of class: 6.81

Title of class: 2022 Convertible Note
Stockholder Name: Whims 2020 Separate Property Trust
Amount and nature of Beneficial ownership: 263,500
Percent of class: 6.81

RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of Entity: Edwin Lau
Relationship to Company: Director
Nature / amount of interest in the transaction: Mr. Lau receives a monthly stipend of the Company for consulting services provided the development and support and maintenance teams.
Material Terms: $6,000 per month

Name of Entity: Mark Krentzman
Relationship to Company: Director
Nature / amount of interest in the transaction: Mark Krentzman receives an hourly salary plus healthcare benefits for consulting services provided the Chief Executive Officer.
Material Terms: $15 per hour for up to 30 hours per week plus healthcare benefits.

Name of Entity: Ben Davis III
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Davis receives salary, healthcare benefits and stock options for service as the Company's Chief Executive Officer.
Material Terms: $160,000 annual salary.

Name of Entity: Stephen Peary
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Peary receives salary, healthcare benefits and stock options for service as the Company's Chief Financial Officer and General Counsel.
Material Terms: Mr. Peary receives a salary equal to $140,000 per annum.

Name of Entity: Ryan Brady
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Brady receives salary, healthcare benefits and stock options for service as the Company's Chief Technology Officer. Mr. Brady also leases the

location of the Company's instrument laboratory to the Company.

Material Terms: Mr. Brady receives a salary equal to $180,000 per annum. The Company also pays Mr. Brady $2,700 per month for use of the instrument laboratory location.

OUR SECURITIES

Our Company Securities

The company has authorized Common Stock, SERIES A Preferred Stock, SERIES B Preferred Stock, SERIES B-2 Preferred Stock, SERIES B-3 Preferred Stock, SERIES B-2 Preferred Stock Warrants, and 2022 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 12,500,000 of Common Stock.

Common Stock

The amount of security authorized is 350,000,000 with a total of 43,941,238 outstanding.

Voting Rights

One vote per share, however, please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), Chairman of the Board of Directors, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

Options and/or SPRs to purchase common stock issued and outstanding under plan - 2011 Equity Incentive Plan. The total amount outstanding includes 23,834,782 shares issued pursuant to the 2011 Equity Incentive Plan. Exercise price range: $0.02 - $0.05 per share; Exercise Period: ten years from the date of grant; Variable vesting periods. 2011 Plan terminated

according to its terms in April 2021.

Options and/or SPRs to purchase common stock issued and outstanding under plan - 2021 EIP. The total amount outstanding includes 5,948,967 shares issued pursuant to the 2021 Equity Incentive Plan. Exercise price: $0.02 per share; Exercise Period: ten years from the date of grant; variable vesting periods, 21,000,000 common shares reserved in 2021 Plan, inclusive of the options granted to date.

SERIES A Preferred Stock

The amount of security authorized is 15,804,460 with a total of 15,804,460 outstanding.

Voting Rights

one vote per share; right to elect one member of the board of directors;

Material Rights

Third priority liquidation preference equal to original issue price (pro rata with Series B preferred stock); Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B Preferred Stock

The amount of security authorized is 24,899,546 with a total of 24,414,546 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

Third priority liquidation preference equal to original issue price (pro rata with Series A preferred stock); Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B-2 Preferred Stock

The amount of security authorized is 68,269,160 with a total of 60,937,182 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors.

Material Rights

Second Priority liquidation preference equal to original issue price; Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B-3 Preferred Stock

The amount of security authorized is 75,000,000 with a total of 21,313,284 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

First priority liquidation preference equal to five times original issue price; Registration rights.

SERIES B-2 Preferred Stock Warrants

The amount of securities outstanding is 7,331,978.

Material Rights

Registration and piggy back rights; Exercise Price: original issue price of Series B-2 preferred stock X 80% - $0.16056 per share. Warrants expire November 22, 2027.

2022 Convertible Note

The security will convert into Series b-3 preferred stock and the terms of the 2022 Convertible Note are outlined below:

Amount outstanding: $1,177,500.00
Maturity Date: December 31, 2023
Interest Rate: 15.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Earlier of Maturity or Asset Transfer or Acquisition (as defined in the Compay's Restated Certificate of Incorporation)
Material Rights

Additional Conversion Right: In the event of a Qualified Financing defined as: Company's sale of its preferred equity securities, after the initial Closing but prior to the Maturity Date, with total net proceeds to the Borrower of not less than $3,000,000. In the event of a Qualified Financing the noteholder shall have the option of (i) converting the entire outstanding principal balance and all unpaid accrued interest of the Note into a number of Equity Securities equal to the quotient obtained by dividing the principal balance and all unpaid accrued interest of this Note by the product of (A) the lowest price per share paid for the Equity Securities by the Investors and (B) 60%, or (ii) receiving payment of the entire principal balance and all unpaid accrued interest of the Note.

Equity Securities" shall mean the Company's Preferred Stock or any securities conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration) the Company's Preferred Stock (excluding the Notes), in each case issued in the Qualified Financing.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors: Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. * Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. * Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. * The

transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. * Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development or pharmaceutical industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. * If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds." * We may not have enough capital as needed and may be required to raise more capital. We may need access to additional capital or credit to support our working capital requirements as we grow. Although interest rates are relatively low, interest rates are rising and it remains a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. * Terms of subsequent financings may adversely impact your investment We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. * Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. * The amount raised in this offering may include investments from

company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. * We are reliant on one main type of service Our current services are variants on one type of service, - automating the processing of scientific instrument data in pharmaceutical laboratories and shop floors. Our revenues are therefore dependent upon the market for these specific services. * Some of our products are still in prototype phase and might never be operational products It is possible that there may never be additional operational products beyond our existing scientific instrument licenses or that the products we do develop may never be used commercially. It is possible that the failure to release additional products is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. * Developing new products and technologies entails significant risks and uncertainties Though we are continually developing new software, presently we have only a limited number of products in commercial service. Delays or cost overruns in the development of our future products and services or failure of the product to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. * Minority Holder; Securities with Voting Rights Your investments in the Company represent a minority interest in the Company. The Common Stock that you are purchasing has voting rights attached to them. However, you must provide the Chairman of the Board of Directors and/or the Chief Executive Officer a permanent proxy to vote your shares as he/she sees fit. You will have no ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all creditors and preferred stock liquidation preferences have been paid out. * You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. * Insufficient Funds The company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms. * This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. We may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. * Our new product could fail to achieve the sales projections we expected Our growth projections assume that with an increased sales and marketing budget our products will gain traction in the marketplace at a

faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our existing or new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. * We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. * We are an early stage company and have not yet generated any profits Phizzle, Inc. was formed on August 15, 2005. Originally, the Company was focused on fan engagement for sports teams. Subsequently, that business was sold. Only since 2018 has the Company been focused on data and only since 2019 on digitizing data for the pharmaceutical industry. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Phizzle, Inc. has incurred a net loss in each year of operations and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares. The Board of Directors has determined the payment of dividends remains unlikely for the foreseeable future. * We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and insufficient revenue to cover expenses. If you are investing in our Company, it's because you think that our EDGMaker Connected Plant technology is a good idea, that the team will be able to successfully market, and sell our products or services, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. * We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several patents (including a recently awarded patent integral to our deployed technology), trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to its value, competitors may misappropriate or violate the intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. However, intellectual property disputes are complex and attendant litigation is extremely expensive. The Company may not have adequate resources to properly protect its intellectual property rights; or that such rights may be judicially determined to be of little or no value; or worse, that we are violating the intellectual property rights of others. * The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could

have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into software licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. * The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, software development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. * Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations (domestic and international). The laws and regulations concerning the licensing of our products may be subject to change and may then mean that licensing our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. * We rely on third parties to provide services essential to the success of our business We rely on third party contractors to provide a variety of essential business functions for us, including software development and support and maintenance services. Some of these contractors are internationally based. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, language barriers or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. * The Company is vulnerable to hackers and cyber-attacks As an Internet-based business, we may be vulnerable to hackers who may access the data of our investors and the companies that utilize our platform. The Company also has plans to convert its platform to a cloud-based offering. Further, any significant disruption in service or in our computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers, including Amazon Web Services, to provide server access and some of our back-up technology. Any disruptions of services or cyber-attacks either on Amazon Web Services or other service providers could harm our reputation and materially negatively impact our financial condition and business. * Forward Looking Information or Statements Any forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such statements,

and such variances may be material. Any statement results cannot be guaranteed. * The Company's existing capital structure will diminish the value of your investment. The Company has issued several classes of preferred stock to its existing investors. Each class of preferred stock has distribution preferences ahead of the Company's common stock. In the event the Company is liquidated, sold or acquired, these preferences could result in no funds being available for distribution to the Common Stockholders. * Common stockholders will have no say in the Company's direction, management or decision making Investors in this Common Stock offering must provide the Chairman of the Board of Directors and/or the Chief Executive Officer a permanent proxy authorizing the Chairman or the Chief Executive Officer to vote the common stock as he/she feels fit even if voting such shares proves detrimental to your investment. Permitted transferees of the Common Stock will also have to provide the Chairman or the Chief Executive Officer a permanent proxy to vote their Common Stock shares. The proxy ensures that the Company will be controlled by management and the Company's board of directors. * Company's technology may not work for all scientific instruments found in drug manufacturing laboratories The Company's technology is new and only recently deployed on a few different scientific instruments operating in drug manufacturing environments. Our technology in development may not operate properly on several or all the remaining scientific instruments that also operate in drug manufacturing laboratories. In such event, the Company's ability to grow will be severely limited causing the Company to miss revenue projections and possibly putting its viability in material jeopardy. * Pharmaceutical industry is subject to Federal Drug Administration (FDA) and other regulatory agency rules and regulations The FDA and other regulatory agencies (domestic and international) may determine the Company's technology does not meet regulatory standards and therefore cannot be used for its intended purposes. Such a determination would have a material impact on the Company's ability to function as a going concern and could result in the loss of your entire investment. Government regulations may cause project delays, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. * Each Class of the Company's Preferred Stock has liquidation preferences over holders of Common Stock, including the Common Stock being offered in this Offering Liquidation preferences are paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would receive if such shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and then Preferred Stockholders of the Company will be paid out. If there is any cash remaining, then and only then, all stockholders of the Company, including the Common Stockholders and Preferred Stockholders together, will be paid prorata based on the number of shares owned. * The Company recently issued Convertible Notes that upon conversion will have a liquidation preference ahead of distributions to the Common Stockholders Immediately prior to this Offering, the Company issued convertible notes that upon certain events, including maturity of the notes or acquisition of the Company, will, at the option of the holder, convert to Series B-3 Preferred Stock. The Company's Series B-3 Preferred Stock has a first priority liquidation preference equal to five times its original issuance price. In the event of liquidation or sale of the Company, this liquidation preference could result in the Common Stockholders getting much less than they might otherwise receive without the issuance of the Convertible Note or the Series B- 3 Preferred Stock liquidation preference being in place. Further, investors in this Offering will be immediately diluted following the conversion of outstanding convertible notes. * We are competing against other software development companies Although we are a company with unique technology that caters to a select market, we do compete against other software companies for talent. Our business growth depends on the ability to hire talented software

development people and market interest in the Company over similar products developed by others. * The Company has realized significant operating losses to date and expects to incur losses in the future. The Company has operated at a loss since inception, and these losses are likely to continue. Phizzle's net loss for 2021, as reflected in its financial statements, was $2,454,298 and its net loss for 2020 was $1,765,819. As activities increased our net loss for the six-month period ended June 30, 2021 increased to $1,569,243. Until the Company achieves profitability, it will have to seek other sources of capital to continue operations. * The Company's auditors have prepared its report based on the Company continuing to operate as a going concern The company's auditor has issued a "going concern" opinion on the Company's financial statements. The Company incurred a net loss of $2,454,298 for year ended December 31, 2021, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern without access to additional capital. * Only one commercial customer has deployed our technology. With only one large commercial customer to date, our revenues are concentrated and subject budget determinations beyond our control. Our Fortune 75 customer could simply decide to terminate our contracts without notice. Such event would have a devastating impact on our ability to continue operations and market our technology to others in the pharmaceutical industry. Further, it is unlikely we could sustain a lawsuit to enforce our contract rights, if any, against our customer in such event due to the imbalance in financial resources. * We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. Our single Fortune 75 customer has expressed substantial satisfaction in our deployed technology. Yet, our roadmap for future growth requires development of complex software that will operate in complex environments. We may not be able to effectively develop the software needed to sustain our growth. Further, we will require significant resources to meet our growth objectives, including hiring very skilled labor. To date, our technology has limited experience operating in a drug manufacturing facility. If we are unable to effectively manage our growth or meet delivery targets required by our customers, we could face unanticipated slowdowns and additional costs that limit our ability to timely deliver our software and services. * Since 2018, we have operated 100% remotely The entire employee team operates remotely and many of our contractors are internationally based. Face-to-face interaction is limited. We require video conferencing and other team workflow solutions to develop our software and deliver our products and services. If any member of our team or even the entire team were not able to access The Internet our operations would be substantially harmed, our ability to deliver contractual obligations would be materially impacted and Company revenues could be at risk. * Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our intellectual property protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to secure by licensing our software. This would eliminate a significant potential revenue stream for the Company. * The Company's existing capital structure will diminish the value of your investment. The Company has issued several classes of preferred stock to its existing investors. Each class of preferred stock has distribution preferences ahead of the Company's common stock, including the Series B-3 Preferred Stock which has a liquidation preference equal to five times its original issue price. In the event the Company is liquidated, sold or acquired, these preferences could result in no funds being available for

distribution to the Common Stockholders.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 6, 2023.

Phizzle, Inc

By   /s/ *Ben Davis*

      Name: Phizzle, Inc.

      Title: Cheif Executive Officer and Director

Exhibit A

FINANCIAL STATEMENTS

PHIZZLE, INC.

Financial Statements
Year Ended December 31, 2022, 2021

Phizzle, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
ASSETS		
Current Assets		
Bank Accounts	$414,334	$615,364
Accounts Receivable	$60,000	$24,218
Other Current Assets	$53,429	$65,650
Total Current Assets	$527,763	$705,232
Fixed Assets	$11,892	$19,370
TOTAL ASSETS	$539,656	$724,602
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2001 Accounts Payable	290,124	234,715
Total Accounts Payable	$290,124	$234,715
Credit Cards	$77,094	$70,737
Other Current Liabilities	$1,885,033	$3,262,255
Total Current Liabilities	$2,252,251	$3,567,707
Long-Term Liabilities	$141,228	$141,228
Total Liabilities	$2,393,479	$3,708,935
Equity		
3002 Common Stock	1,416	1,416
3003 Additional Paid-In Capital	24,507,926	20,178,223
3004 Series A Preferred Stock	1,580	1,580
3005 Series B1 Preferred Stock	2,441	2,441
3006 Retained Earnings	(23,167,587)	(23,167,587)
3007 Treasury Stock	(6,500)	(6,500)
3009 Series B2 Preferred Stock	6,094	6,094
3011 Series B 3 Preferred Stock	2,131	
Net Income	(3,201,325)	
Total Equity	$ (1,853,824)	$ (2,984,333)
TOTAL LIABILITIES AND EQUITY	$539,656	$724,602

Phizzle, Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PP)
Income	$479,933	$869,326
Cost of Goods Sold	$762,584	$507,569
GROSS PROFIT	$ (282,651)	$361,758
Expenses		
6000 Sales and Business Development Expenses	603,849	1,070,519
6500 Marketing	194,924	113,978
7000 Engineering, Research and Development	1,329,798	1,149,490
8000 General and Administrative	681,262	739,122
Total Expenses	$2,809,833	$3,073,108
NET OPERATING INCOME	$ (3,092,484)	$ (2,711,350)
Other Income	$33,084	$346,869
Other Expenses	$141,926	$89,817
NET OTHER INCOME	$ (108,841)	$257,052
NET INCOME	$ (3,201,325)	$ (2,454,298)

Phizzle, Inc.
Statement of Cash Flows

For Fiscal Year Ended December 31,	2022	2021
OPERATING ACTIVITIES		
Net Income	(3,201,325.35)	(2,454,298.48)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1200 Accounts Receivable	(34,281.72)	284,342.42
1201 Accounts Receivable: Allowance for Doubtful Accounts	(1,500.00)	0.00
1525 Employee Advances and Loans	19,250.81	(19,250.81)
1575 Prepaid Expenses: Insurance - D&O and E&O	(17,112.44)	3,011.46
1576 Prepaid Expenses: Insurance - Cyber	10,091.72	(10,091.72)
1577 Prepaid Expenses: Property & Liability Insurance	(63.41)	244.52
1580 Prepaid Expenses: Subscriptions & Licenses	(170.74)	30,269.52
1597 Prepaid Expenses: Prepaid Expenses - other	225.00	(225.00)
1750 Accumulated Depreciation and Amortization	7,768.33	8,174.10
2001 Accounts Payable	55,409.42	82,412.35
2035 Amex Company CC	6,357.07	27,652.09
2010 Current Liabilities: Accrued Liabilities	(1,288.46)	(36,127.21)
2015 Current Liabilities: Accrued Interest Payable	(38,233.60)	77,643.45
2040 Current Liabilities: Payroll Obligations	40,000.00	(119,892.42)
2041 Current Liabilities: Other Current Liabilities	(30,000.00)	278,772.00
2042 Current Liabilities: PPP Funds	0.00	(110,807.50)
2060 Current Liabilities: Convertible Notes	(1,689,500.00)	2,867,000.00
2070 Current Liabilities: Deferred Revenue - Current	300,800.00	0.00
2092 Current Liabilities: Term Notes - ST	41,000.00	0.00
operations:	$ (1,331,248.02)	$ 3,363,127.25
Net cash provided by operating activities	$ (4,532,573.37)	$ 908,828.77
INVESTING ACTIVITIES		
1703 Property and Equipment: Computer Equipment	(290.67)	(14,651.41)
Net cash provided by investing activities	$ (290.67)	$ (14,651.41)
FINANCING ACTIVITIES		
2100 Notes Payable	0.00	(702,000.00)
2150 Capitalized Lease Obligation	0.00	(390,000.00)
2200 SBA Loan Obligation	0.00	(8,772.00)
3002 Common Stock	0.00	66.73
3003 Additional Paid-In Capital	4,329,703.07	99,733.18
3009 Series B2 Preferred Stock	0.00	77.51
3011 Series B 3 Preferred Stock	2,131.33	0.00
Net cash provided by financing activities	$ 4,331,834.40	$ (1,000,894.58)
Net cash Increase for period	$ (201,029.64)	$ (106,717.22)
Cash at beginning of period	615,363.88	722,081.10
Cash at end of period	$ 414,334.24	$ 615,363.88

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

1. NATURE OF OPERATIONS

Phizzle Inc. was incorporated on August 15, 2005 in the state of Delaware. The financial statements of Phizzle Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Phizzle is the SaaS-based IoT solution to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface – harmonizing the control and integration of data from these heterogeneous devices into automated workflow systems. Phizzle's EDGMaker creates the most customer value in regulated or compliance use cases for pharmaceutical manufacturing, food production and cleanrooms. The Company's go-to-market ecosystem includes Cisco, Cleanetics, Hewlett Packard Enterprise and GlassHouse Systems. The Company was founded in 2005 and is headquartered in San Francisco, Phizzle has a history of creating innovative products from consumer data to machine data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $164,334 and $365,364, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Phizzle Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be

settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from digitizing data from scientific instruments found in pharmaceutical laboratories and automating the processing of such data and mating it to the client laboratory information management system.

Cost of sales

Costs of goods sold include the hosting cost, salaries, and customer support costs.

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $194,924 and $113,978, which is included in Marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot

reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31, ($)	2022	2021
Prepaid Expenses	53,429	46,399
Employee Advances		19,251
Total Prepaids and Other Current Assets	53,429	65,650

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

Other current liabilities consist of the following items:

As of Year Ended December 31, ($)	2022	2021
Accrued Liabilities	25,000	26,288
Accrued Interest Payable	41,918	90,195
Payroll Obligations	40,000	–
Total Other Current Liabilities	106,918	116,483

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31, ($)	2022	2021
Computer Equipment	41,182	40,892
Property and Equipment at Cost	41,182	40,892
Accumulated Depreciation	(29,290)	(21,522)
Property and Equipment, Net	11,892	19,370

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $7,768 and $8,174, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 350,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022 and December 31, 2021, 14,157,489 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 15,804,460 shares of Series A Preferred Stock with a $0.0001 par value. As of December 31, 2022 and December 31, 2021, 15,804,460 shares have been issued and are outstanding.

Series B Preferred Stock

The Company is authorized to issue 24,899,546 shares of Series A Preferred Stock with a $0.0001 par value. As of December 31, 2021 and December 31, 2020, 24,414,546 shares have been issued and are outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 68,269,160 shares of Series B-2 Preferred Stock with a $0.0001 par value. As of December 31, 2022 and December 31, 2021, 60,937,182 shares have been issued and are outstanding, respectively.

Series B-3 Preferred Stock

The Company is authorized to issue 75,000,000 shares of Series B-3 Preferred Stock with a $0.0001 par value. As of December 31, 2022 and December 31, 2021, 21,313,284 and 0 shares have been issued and are outstanding, respectively.

2022 Convertible Notes

During 2022, the Company issued $1,177,500 in Convertible Notes which mature in December 2023, such notes upon conversion will convert into 6,939,445 shares of B-3 Preferred Stock.

6.   SHAREBASED COMPENSATION

During 2011 and 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 61,000,000 shares of its Common Stock pursuant to both Plans, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Avg Exercise Price	Weighted Avg Contract Term
Outstanding at 12/31/21	25,876,032	0.01	7.91
Granted	4,505,217		
Exercised			
Expired/Cancelled	(1,675,000)		
Outstanding at 12/31/22	28,706,249	0.01	6.91

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $54,250 and $86,530, respectively.

Warrants

As of December 31, 2022, the Company has 7,331,978 warrants to purchase Series B-2 Preferred Stock outstanding.

7. DEBT

Loans Capital Lease

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Date	Maturity Date
PPP Loan 1st Tranche	$110,808	1.00%	4/15/20	Forgiven 1/1/21
PPP Loan 2nd Tranche	$227,550	1.00%	2/19/21	Forgiven 7/26/21
SBA Loan	$150,000	3.75%	7/22/20	7/22/50
Farnam Lease	$403,300		3/10/17	3/10/19

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

For the Year Ended 12/31/22		For the Year Ended 12/31/21	
SBA Loan Interest Expense	$5,724	$5,625	
SBA Loan Accrued Interest	$13,746	$8,122	-
Current Portion	$8,772	$8,772	
Non-Current Portion	$141,228	$141,228	
Total SBA Debt	$150,000	$150,000	
Farnum Lease Interest Expense	$0	$0	
Farnum Accrued Interest	$0	$0	
Current Portion	$240,000	$270,000	
Total Farnum Lease	$240,000	$270,000	
Total Indebtedness	$390,000	$420,000	

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022

2023	$248,772
2024	$14,123
2025	$14,123
2026	$14,123
2027	$14,123
Thereafter	$84,736
Total	$390,000

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Rate	Period	Maturity
2020 Convertible Notes	$2,867,000	5.00%	2020/2021	6/30/2022

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

| 2022 Convertible Notes | $1,177,500 | 15.00% | 2022 | 12/30/2023 |

For the Year Ended December 31, 2022

2020 Convertible Notes (1)

	Accrued Interest	Current	Non-Current
2022 Convertible Notes	$41,918	$1,177,500	$0

The convertible notes are convertible into Series B-3 Preferred Stock at a per share conversion price equal to the Series B-3 Original Issue Price ($0.2007) of such Series B-3 Preferred Stock (subject to adjustments for stock splits, combinations, recapitalizations). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

(1) At June 30, 2022 the 2020 Convertible Notes along with interest in the amount of $4,277,586 were converted into 21,313,284 shares of Series B-3 Preferred Stock.

For the Year Ended December 31, 2021

	Interest Expense	Accrued Interest	Current	Total
2020 Convertible Notes	$98,375	$129,041	$2,867,000	$2,996,041

8.   INCOME TAXES

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $24,532,431, and the Company had state net operating loss ("NOL") carryforwards of approximately $24,532,431. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 31, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,092,484, an operating cash flow loss of $4,542,616, and liquid assets in cash of $414,334 which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

Phizzle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022 and December 31, 2021

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

   I, Ben Davis, Principal Executive Officer of Phizzle, Inc, hereby certify that the financial statements of Phizzle, Inc included in this Report are true and complete in all material respects.

Ben Davis

Cheif Executive Officer and Director